NO ACT

PE
1-19-2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010605

February 22, 2010

Marc S. Rosenberg
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475

Received SEC
FEB 2 2 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2010

Re: International Business Machines Corporation
Incoming letter dated January 19, 2010

Dear Mr. Rosenberg:

This is in response to your letter dated January 19, 2010 concerning the shareholder proposal submitted to IBM by Boston Common Asset Management, LLC and multiple co-proponents. On December 22, 2009, we issued our response expressing our informal view that IBM could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position. We note that the supporting statement of this proposal, unlike the supporting statements of the proposals at issue in The Ryland Group, Inc. (February 7, 2008) and Jefferies Group, Inc. (February 11, 2008), does not state that an advisory vote is an effective way for shareholders to advise the company whether its policies and decisions on compensation have been adequately explained. As a result, notwithstanding the similarities between the proposals, we are unable to conclude that this proposal and supporting statement, when read together, are so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We also are unable to concur in your view that IBM may exclude the proposal under Rule 14a-8(i)(3) in reliance on the other reasons you discuss. Accordingly, we do not believe that IBM may omit the proposal from its proxy materials in reliance on Rule 14a-8(i)(3).

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves

"matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

cc: Dawn Wolfe
Associate Director of Social Research
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

George Kohl
Senior Director
Communications Workers of America
501 Third Street, N.W.
Washington, DC 20001-2797

Rev. Séamus P. Finn
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

Sister Anne P. Myers
President
The Corporation of the Convent of the
Sisters of Saint Joseph, Chestnut Hill, Philadelphia
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

CRAVATH, SWAINE & MOORE LLP

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WRITER'S DIRECT DIAL NUMBER

(212) 474-1676

January 19, 2010

International Business Machines Corporation -- Stockholder Proposal Submitted by Boston Common Asset Management, LLC and Co-Filers

Petition for Reconsideration

Ladies and Gentlemen:

This letter is submitted on behalf of International Business Machines Corporation ("IBM" or the "Company"), in response to a letter dated December 22, 2009 that IBM received from the staff of the Division of Corporation Finance (the "Staff"), in which the Staff denied IBM's request for no-action relief with respect to a stockholder proposal submitted to IBM by Boston Common Asset Management, LLC (the "Proponent") and multiple co-filers for inclusion in IBM's 2010 proxy statement and other proxy materials (the "2010 Proxy Materials"). In a letter dated November 25, 2009 (the "No-Action Request"), IBM requested confirmation that the Staff would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8(i)(3) under the Securities Exchange Act of 1934, IBM excluded the Proponent's proposal (the "Proposal" or the "Boston Common Proposal") from the 2010 Proxy Materials. The Proponent subsequently submitted a letter to the Staff dated December 21, 2009 (the "Proponent's Response Letter"). The Boston Common Proposal is attached as Exhibit A, the No-Action Request is attached as Exhibit B and the Proponent's Response Letter is attached as Exhibit C.

We hereby respectfully request on behalf of IBM that the Staff reconsider the position taken in its letter dated December 22, 2009. In support of such request, we have identified additional arguments and lines of analysis that were not addressed by the No-Action Request. To summarize:

- The Boston Common Proposal itself is, in all material respects, indistinguishable from the proposals at issue in *The Ryland Group, Inc.* (February 7, 2008) and *Jefferies Group, Inc.* (February 11, 2008; reconsideration denied, February 25, 2008).

- Like the proposals in *The Ryland Group* and *Jefferies Group*, the Boston Common Proposal, when read together with the Supporting Statement, is materially misleading.

- The rebuttal arguments advanced in the Proponent's Response Letter cannot overcome the deficiencies inherent in the Proposal and the Supporting Statement. Moreover, the letter in *XTO Energy Inc.* (February 13, 2008) does not aid the Proponent. The Staff simply determined in that case that the company had not met its burden of establishing that it could exclude the proposal under Rule 14a-8(i)(3).

We believe that the position taken in the Staff's December 22, 2009 letter cannot be reconciled with the Staff's prior no-action letters and that the Boston Common Proposal is clearly excludable in keeping with the Commission's rules under Section 14(a) of the Securities Exchange Act of 1934.

I. The Boston Common Proposal Is Virtually Identical to the Proposals at Issue in *The Ryland Group* and *Jefferies Group*, Which the Staff Permitted To Be Excluded.

The Staff has concurred on at least two occasions in requests to exclude proposals virtually identical to the Boston Common Proposal, which seeks an advisory vote to ratify and approve the Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis ("CD&A"). *See The Ryland Group* and *Jefferies Group*. A comparison of the text of the proposals demonstrates that the Boston Common Proposal is nearly a verbatim copy of the proposals excluded by The Ryland Group and Jefferies Group:

Proposals excluded by The Ryland Group and Jefferies Group	**The Boston Common Proposal**
RESOLVED, that the shareholders of [Ryland Group, Inc./Jefferies Group, Inc.] ("the Company") recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.	RESOLVED – the shareholders of International Business Machines (IBM) recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

The Staff's December 22, 2009 letter to IBM contained no explanation, reasoning or commentary on the position taken and provided no express or obvious rationale for the Staff's view that the Boston Common Proposal can be distinguished from the proposals at issue in *The Ryland Group* and *Jefferies Group*. We believe that those no-action letters are directly on point and given that the proposals are essentially indistinguishable, we have inferred accordingly that the Staff must have permitted exclusion in the cases of *The Ryland Group* and *Jefferies Group* because of the differing language of the supporting statements that accompanied those proposals.

The Staff has noted that Rule 14a-8(i)(3), unlike other bases for exclusion under Rule 14a-8, refers explicitly to the supporting statement as well as the proposal as a whole. *See Staff Legal Bulletin No. 14B* (September 15, 2004). The Staff has also noted that in determining whether to concur in a company's view regarding exclusion of a proposal, the Staff considers "the specific arguments asserted by the company and the shareholder", and "will not consider any basis for exclusion that is not advanced by the company". *See Staff Legal Bulletin No. 14* (July 13, 2001). Although the no-action requests submitted on behalf of The Ryland Group and Jefferies Group included vague and cursory references to the supporting statement, the principal focus of the arguments made by those companies related the resolution clause of the proposal. If the Staff's decision in those two instances in fact turned on misleading language in the supporting statement -- rather than the proposal itself -- the decision was apparently based on arguments that were not explicitly asserted or emphasized in the companies' no-action requests. As a result, neither the basis for the Staff's position in *The Ryland Group* and *Jefferies Group*, nor the basis for the Staff's refusal to concur in IBM's exclusion of the virtually identical Boston Common Proposal, is apparent.

Although we acknowledge that, in theory, no-action letters issued under Rule 14a-8 apply only to the specific stockholder proposal and company at issue, companies in practice often rely on the guidance provided by no-action letters issued to other companies. Indeed, the Staff itself has recognized and encouraged reliance on no-action letters by issuers, proponents and the bar, relying on those parties to take prior Staff no-action positions into account when planning courses of action. In determining whether to concur in a company's view regarding exclusion of a proposal, the Staff has stated that "[w]e analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions". *Staff Legal Bulletin Number 14B*. The precedential value of no-action letters is substantially diminished when the Staff adopts contrary positions with respect to virtually identical proposals, particularly in instances such as this, where the no-action letters were issued within a relatively short time period and the Company was not provided with any explanation for the apparent deviation from precedent.

II. <u>Like *The Ryland Group* and *Jefferies Group* Proposals, the Boston Common Proposal, When Read Together with the Supporting Statement, Is Materially Misleading.</u>

Although the Supporting Statement is not identical to the supporting statements in *The Ryland Group* and *Jefferies Group*, it likewise includes fatal flaws which we now bring to the attention of the Staff as part of our request that the Staff reconsider the position it took in its December 22, 2009 letter.

The Staff has stated that a proposal may be excluded under Rule 14a-8(i)(3) as materially false or misleading under Rule 14a-9 where the resolution contained in the proposal, or the proposal read together with its supporting statement, is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires". *Staff Legal Bulletin No. 14B*. Even if the Staff were to maintain its apparent position that the Proposal itself is not impermissibly misleading on its face, we believe that the Supporting Statement is materially misleading in at least two important respects and the Boston Common Proposal may accordingly be excluded in its entirety on those grounds. The conflicting and misleading assertions in the Supporting Statement are such that, when the Proposal and the Supporting Statement are read together, neither the stockholders nor the Company would be able to determine exactly what action is sought by the Proposal. As described below:

- The Supporting Statement misleadingly suggests that the advisory vote sought by the Boston Common Proposal relates to the Company's disclosure of executive compensation, when in fact the vote may relate solely to the substance of the Company's executive compensation practices and policies.

- The Supporting Statement misleadingly cites as precedents for the Boston Common Proposal various "say on pay" proposals and advisory votes adopted by other companies, advocated by various politicians or contained in past or pending legislation, when in fact the advisory vote sought by the Boston Common Proposal is much broader in several respects than the proposals, statements and legislation the Supporting Statement cites.

Because of these fatal flaws in the Supporting Statement, stockholders would likely be misled as to the meaning of their vote on the Proposal.

A. <u>The Supporting Statement is materially misleading in that it suggests that the Proposal relates to the adequacy of IBM's disclosure of executive compensation.</u>

The Boston Common Proposal seeks an advisory vote of stockholders on the Compensation Committee Report and the executive compensation policies and

practices set forth in the CD&A. However, the Supporting Statement, which suggests that the Proposal's intent is to "establish an annual referendum process for shareholders about senior executive compensation" makes repeated reference to the Company's disclosure practices and the need for "effective investor communication". Although the possible effect of the Proposal, if adopted, would be to give stockholders a non-binding vote on the substance of the Company's executive compensation policies and practices, the Supporting Statement misleadingly suggests that adoption of the Proposal would also speak to the manner in which IBM describes the same in the CD&A.[1]

In *Jefferies Group*, the registrant argued that language in the supporting statement created a "fundamental uncertainty as to whether the advisory vote would relate to the adequacy of the Company's CD&A disclosure or the substance of the Company's executive compensation policies and decisions". Although the Supporting Statement is not identical to the supporting statements at issue in *Jefferies Group* and *The Ryland Group*, it includes the same type of misleading language regarding the Proposal's impact on the Company's disclosure practices. For example:

- The second paragraph of the Supporting Statement approvingly quotes a report by the Conference Board Task Force on Executive Compensation that "calls for compensation programs which are 'transparent, understandable and effectively communicated to shareholders'".

- The third paragraph of the Supporting Statement claims that an advisory vote "would provide our board and management useful information about shareholder views on the company's senior executive compensation *especially when tied to an innovative investor communication program*" (*emphasis added*).

- The Supporting Statement concludes with the Proponent's belief that "a company that has a clearly explained compensation philosophy and metrics ... and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool".

As a result of the Supporting Statement's repeated references to the Company's disclosure practices, a reasonable stockholder is likely to infer that the intent of the Proposal is to establish a "referendum process" that would allow stockholders to voice their opinions about the manner in which the Company determines and approves, and then explains to stockholders its decisions about, executive compensation. However,

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[1] The Staff has noted that a proposal may be materially misleading where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal". *Fuqua Industries, Inc.* (March 12, 1991).

implementation of the Proposal (if adopted) would not require a dialogue between the Company and stockholders about the Company's disclosure and communication processes; rather it would only institute a mechanism for stockholders to express a "yes or no" opinion on the Company's compensation policies and practices, in whatever manner stockholders might understand that, as reflected by the Compensation Committee Report and the executive compensation policies and practices set forth in the CD&A.

B. The Supporting Statement is materially misleading in that it cites "say on pay" proposals and advisory votes adopted by other companies or advocated by politicians and reflected in legislation as precedent for the Boston Common Proposal when those other advisory votes are not in fact analogous to that sought by the Boston Common Proposal.

In addition to the Supporting Statement's misleading suggestion that the advisory vote sought by the Proposal would address the manner in which the Company discloses its executive compensation policies and practices, the Supporting Statement's citation of "say on pay" resolutions filed at other companies and advisory votes adopted by companies or supported by various politicians and government officials misleadingly suggests that the Proposal seeks to have IBM adopt the same advisory vote. For example, the Supporting Statement asserts that:

- "In 2009 shareholders filed close to 100 'Say on Pay' resolutions. Votes on these resolutions averaged more than 46% in favor, and more than 20 companies had votes over 50%, demonstrating strong shareholder support for this reform".
- "Over 25 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Hewlett-Packard, Intel, Verizon, MBIA and PG&E".
- "A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it".

Unlike the Boston Common Proposal, virtually all of these various advisory votes referenced by the Supporting Statement seek stockholder approval of the *actual compensation* awarded to named executive officers ("NEOs") in the prior year. For example, participants in the government's Troubled Asset Relief Program ("TARP") are required to "permit a separate shareholder vote to approve *the compensation of executives*, as disclosed pursuant to the compensation disclosure rules of the Commission". *American Recovery and Investment Act §7001, Pub. L. No. 111-5, 123 Stat. 115* (2009) *(emphasis added)*. Similarly, the advisory vote bill passed by the U.S. House of Representatives provides that companies shall include in their proxy statements "a separate shareholder vote to approve *the compensation of executives* as disclosed

pursuant to the Commission's compensation disclosure rules for named executive officers". *H.R. 3269, 111th Congress* (2009) *(emphasis added).*

In contrast, the Boston Common Proposal seeks an advisory vote of stockholders on the Compensation Committee Report and the executive compensation policies and practices set forth in the CD&A. As required by SEC rules, the Company's CD&A includes detailed and extensive disclosures of the Company's executive compensation plans and programs as well as a description of the Company's overall executive compensation philosophy. The report of the Compensation Committee, which is also required by SEC rules, includes a confirmation that the Compensation Committee has reviewed and discussed the CD&A with management and that the Compensation Committee has recommended to the Board of Directors that the CD&A be included in the Company's proxy materials. Thus, the advisory vote sought by the Boston Common Proposal, which encompasses all of the executive compensation programs, plans and philosophies set forth in the Company's CD&A as well as the report of the Compensation Committee, appears to be broader and more expansive in nature than the advisory votes cited by the Supporting Statement which speak only to previously paid compensation. The Boston Common Proposal would not on its face seek an advisory vote on the amount of compensation actually paid to NEOs in the preceding year, and yet this is ***exactly*** what the Supporting Statement misleadingly suggests, by the precedents it cites, would be put in play by the Proposal.

The Supporting Statement's failure to distinguish advisory votes that ask stockholders to ratify the amount of compensation previously awarded to NEOs from advisory votes that, like the Boston Common Proposal, ask stockholders to approve the Compensation Committee Report and all of the policies and practices described in the CD&A is materially misleading for a number of reasons.

1. The Supporting Statement suggests that hundreds of companies have adopted advisory votes precisely like the advisory vote sought by the Proposal -- which is simply not true. Likewise, the Supporting Statement's reference to stockholder "say on pay" proposals at other companies implies that stockholders at "close to 100" companies have voted on the same proposal. In fact, we are aware of only three companies that have presented a proposal like the Boston Common Proposal for a stockholder vote.

2. The Supporting Statement's false assertion that the United States Congress is expected to pass a bill that would require IBM to "adopt this reform" suggests that the Company is likely to be required by law to adopt the advisory vote sought by the Proposal, when in fact there is no current, credible support for that claim. Even if the bill approved by the House of Representatives were to become law, the advisory vote it requires would be narrowly focused on the actual compensation previously awarded to the Company's NEOs. It would not mirror the Proposal despite the Proponent's misleading suggestion that it would.

III. Rather Than Disproving the Argument that the Proposal and the Supporting Statement Are Materially Misleading, the Proponent's Response Letter Merely Underscores These Fatal Flaws.

The rebuttal arguments advanced by the Proponent cannot overcome the deficiencies inherent in the Proposal and the Supporting Statement. In the Proponent's Response Letter,[2] the Proponent encourages the Staff to disregard *The Ryland Group* and *Jefferies Group*, citing the Staff's refusal to permit XTO Energy to exclude a virtually identical proposal and supporting statement as evidence that the Staff's previous no-action letters have not established a "definite precedent on this issue". *See XTO Energy Inc.* (February 13, 2008). But *XTO Energy* is in no way on point. The Staff's decision in *XTO Energy Inc.* was not based on any substantive analysis of the proposal or the supporting statement; rather, the Staff determined that the cursory and superficial analysis in XTO Energy's no-action request was insufficient to satisfy the burden of persuasion, which under Rule 14a-8(g) was placed on the company. The Proponent fails to highlight this important distinction. If anything, the Staff's refusal in *Jefferies Group* to change its position in the proponent's application for reconsideration provides additional validation of the defectiveness of the proposal.

Furthermore, rather than disproving that the Proposal and the Supporting Statement are materially misleading, the Proponent's arguments underscore the fatal flaws in the Proposal and the Supporting Statement. For example, in the Proponent's Response Letter, the Proponent acknowledges that there are "different versions of the Advisory Vote shareholder resolution". Indeed, the Proponent submitted, and the Company included in its proxy materials, the "more widely used" version of the advisory vote proposal in 2008 and in 2009. Like the stockholder proposals cited in the Supporting Statement, the Proponent's 2008 and 2009 proposals sought an advisory vote "to ratify the compensation of the named executive officers". Thus, it appears that the Proponent was aware that all advisory votes are not alike, yet deliberately chose to submit the Boston Common Proposal rather than the "more widely used" version submitted the prior two years and previously included in the Company's proxy materials. Nonetheless, the Supporting Statement does not acknowledge that there are multiple versions of "say on pay" advisory votes, nor does it distinguish the type of vote sought by the Boston Common Proposal from the numerous versions of advisory votes it cites. In fact, as detailed above, the Supporting Statement is materially misleading in suggesting

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[2] We note that under Rule 14a-8(k), the Proponent was required to provide the Company with a copy of any correspondence with the Staff relating to the No-Action Request. The Proponent did not comply with this requirement, however, and consequently, IBM never received a copy of the Proponent's Response Letter from the Proponent. It was only upon receiving the Staff's December 22, 2009 letter which appended such correspondence that the Company was made aware of such Response Letter. As a result, IBM did not have an opportunity to review, let alone address the Proponent's additional assertions prior to the Staff's denial of IBM's request for no-action relief.

that adoption of the Proposal would merely bring the Company in line with events at other companies and pending legislation.

Also in the Proponent's Response Letter, the Proponent asserts that the Company's identification of the Proposal and the Supporting Statement as impermissibly misleading could not stand because the Company itself "has a high level of knowledge" of "say on pay" and the current environment, largely drawn, apparently, from general news, from the knowledge and experiences of other companies, and from private discussions with unnamed third parties ("proponents"). This claim is disingenuous at best, however, as IBM's knowledge on the broad topic cannot cure the misleading nature of the Proposal and specifically of the Supporting Statement. Furthermore, IBM's knowledge as to what third parties are saying and thinking on the topic does not provide reliable guidance on what the Company's stockholders would intend if they were to vote on the Boston Common Proposal, and cannot cure the misleading nature of the Supporting Statement. Simply put, IBM's general knowledge is irrelevant to the meaning of the Proposal, and the Proponent's Response Letter further perpetuates the misleading nature of the Supporting Statement in suggesting a correspondence between the Proposal and other proposals in other companies' proxy statements.

Finally, we note that the Proponent's Response Letter is startling for its blatant appeal to political considerations and its lack of any reasoning or argument based on the precedent cited in the No-Action Request or any no-action letter precedent on point. Instead, the Proponent urges the Staff to "review the resolution before IBM with fresh eyes" because a changing political climate has created "a new context for the advisory vote discussion". No one disputes that senior government officials have spoken recently in favor of advisory votes on executive compensation. Political arguments of this type, however, have heretofore been entirely irrelevant to the question of whether a proposal is materially false and misleading. The Staff's 14a-8 guidance has emphasized that the Staff "ha[s] no interest in the merits of a particular proposal", but instead considers "the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue". *Staff Legal Bulletin Number 14B*. If a specific advisory vote proposal (and its accompanying supporting statement) is drafted in a way that is impermissibly misleading, it cannot be rendered less misleading simply because the underlying issue is also receiving attention in political circles. Unlike Rule 14a-8(i)(7), there is no exception under Rule 14a-8(i)(3) for "significant social policy issues". *Cf. Tyson Foods, Inc.* (December 15, 2009) (after issuing a no-action letter concurring in Tyson's request to exclude a proposal under Rule 14a-8(i)(7) on the grounds that the proposal related to ordinary business operations, the Staff granted the proponent's request for reconsideration in light of increasing public recognition and debate about the subject matter of the proposal).

IV. Conclusion.

As a result of the inherent conflict between the assertions in the Supporting Statement and the plain language of the Proposal, we believe the "there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on

which she is being asked to vote". *Staff Legal Bulletin No. 14B*. Consequently, we believe that the Boston Common Proposal may be excluded from IBM's 2010 Proxy Materials as materially false and misleading.

For the foregoing reasons, we request that the Staff reconsider its decision to deny IBM's request for no-action relief. Should the Staff not reverse its position, we respectfully request that the Staff refer this matter to the Commission for review pursuant to 17 C.F.R. § 202.1(d) because it involves "matters of substantial importance" and "novel or highly complex issues" for the reasons discussed herein.

In accordance with Rule 14a-8(j), we are filing six copies of this letter and the Exhibits. We are simultaneously forwarding a copy of this letter, with copies of all enclosures, to the Proponent and co-filers. We request that the Staff notify the undersigned if it receives any correspondence with respect to the Boston Common Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that IBM or its undersigned counsel have timely been provided with a copy of the correspondence.

If the Staff has any questions or requires any additional information relating to this submission, please do not hesitate to contact the undersigned at (212) 474-1676. Thank you for your attention and interest in this matter.

Very truly yours,



Marc S. Rosenberg

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Encls.

UPS OVERNIGHT AND EMAIL

Copies w/encls. to:

Heather L. Maples
Senior Special Counsel
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Thomas J. Kim
Chief Counsel and Associate Director
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Stuart S. Moskowitz
Senior Counsel
IBM Corporate Law Department
One New Orchard Road, MS 329
Armonk, NY 10504

Boston Common Asset Management, LLC
Dawn Wolfe
Social Research Analyst
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

Benedictine Sisters
Sister Susan Mika, OSB
Corporate Responsibility Program
Benedictine Sisters
285 Oblate Drive
San Antonio, TX 78216

Benedictine Sisters of Virginia
Sister Henry Marie Zimmerman, OSB
Treasurer
Benedictine Sisters of Virginia
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136-1217

Catholic Health East
Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
Catholic Health East
3805 West Chester Pike, Suite 100
Newtown Square, PA 19073-2304

Catholic Healthcare Partners
Michael D. Connelly
President & CEO
Catholic Healthcare Partners
615 Elsinore Place
Cincinnati, OH 45202

Church of the Brethren Benefit Trust, Inc.
Steven Mason
Director, Brethren Foundation
Church of the Brethren Benefit Trust, Inc.
1505 Dundee Avenue
Elgin, IL 60120-1619

Communication Workers of America
George Kohl, Senior Director
Communication Workers of America
501 Third Street, N.W.
Washington, D.C. 20001-2797

Congregation of Sisters of St. Agnes
Sister Stella Storch, OP
CSA Justice Coordinator
Congregation of Sisters of St. Agnes
320 County Road K
Fond du Lac, WI 54935

Manhattan Country School
Michele Sola, Director
Manhattan Country School
7 East 96th Street
New York, NY 10128

Missionary Oblates of Mary Immaculate
Rev. Seamus P. Finn, OMI
Director, Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, D.C. 20017

Pension Boards -- United Church of Christ, Inc.
Kathryn McCloskey
Director, Corporate Social Responsibility
Pension Boards -- United Church of Christ, Inc.
475 Riverside Drive, Suite 1020
New York, NY 10115

Providence Trust
Sister Ramona Bezner, CDP
Trustee/Administrator
Providence Trust
515 SW 24th Street
San Antonio, TX 78207-4619

Sisters of Charity
Sister Gwen Farry, BVM
Sisters of Charity, BVM
205 W. Monroe, Suite 500
Chicago, IL 60606-5062

Sisters of Notre Dame de Namur
Sister Patricia O'Brien
Sisters of Notre Dame de Namur
72 Windsor Street
Everett, MA 02149

Sisters of Saint Joseph
Sister Anne P. Myers, SSJ
President, The Corporation of the Convent
Of the Sisters of Saint Joseph
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

Sisters of Saint Joseph of Boston
Sister Carole Lombard, CSJ
Sisters of Saint Joseph of Boston
637 Cambridge Street
Brighton, MA 02135-2801

Tides Foundation
Lauren Webster
Chief Financial Officer
Tides Foundation
The Presidio, P.O. Box 29903
San Francisco, CA 94129-0903

United Church Foundation
Kathryn McCloskey
Director, Corporate Social Responsibility
United Church Foundation
475 Riverside Drive, Suite 1020
New York, NY 10115

Walden Asset Management
Timothy Smith
Senior Vice President
Director of Social Investing
Walden Asset Management
One Beacon Street
Boston, MA 02108

EXHIBIT A

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED - the shareholders of International Business Machines (IBM) recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance. In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and more than 20 companies had votes over 50%, demonstrating strong shareholder support for this reform.

Investor, public and legislative concerns about executive compensation have reached new levels of intensity. A 2009 report by The Conference Board Task Force on Executive Compensation, noting that pay has become a flashpoint, recommends taking immediate and credible action "in order to restore trust in the ability of boards to oversee executive compensation" and calls for compensation programs which are "transparent, understandable and effectively communicated to shareholders."

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information about shareholder views on the company's senior executive compensation especially when tied to an innovative investor communication program.

Over 25 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

We believe existing SEC rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior

executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe voting against the election of Board members to send a message about executive compensation is a blunt, sledgehammer approach, whereas an Advisory Vote provides shareowners a more effective instrument.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

EXHIBIT B



Senior Counsel
IBM Corporate Law Department
One New Orchard Road, MS 329
Armonk, New York 10504

VIA E-Mail and U.S. Mail

November 25, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

IBM Stockholder Proposal -- Boston Common Asset Management LLC and co-filers

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a letter dated November 3, 2009 from Boston Common Asset Management LLC (the "Proponent") and multiple co-filers. The Proponent's letter included a stockholder proposal (the "Proposal"), a copy of which is attached as **Exhibit A.** This letter is being filed with the Securities and Exchange Commission (the "SEC" or the "Commission") by the Company not later than eighty (80) calendar days before the Company files its definitive 2010 Proxy Materials with the Commission.

THE PROPOSAL

The "RESOLVED" portion of the submission reads as follows:

> **"RESOLVED – the shareholders of International Business Machines (IBM) recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the Board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis."**

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 27, 2010 (the "2010 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

REASONS FOR EXCLUSION

THE PROPOSAL MAY BE OMITTED AS IMPERMISSIBLY VAGUE, INDEFINITE AND MISLEADING UNDER RULE 14a-8(i)(3), AS WELL AS CONTRARY TO THE PROXY RULES, INCLUDING RULE 14a-9, WHICH AMONG OTHER THINGS PERMITS THE EXCLUSION OF A PROPOSAL SO VAGUE AND INDEFINITE THAT NEITHER THE STOCKHOLDERS VOTING ON THE PROPOSAL NOR THE COMPANY IN IMPLEMENTING THE PROPOSAL (IF ADOPTED) WOULD BE ABLE TO DETERMINE WITH ANY REASONABLE CERTAINTY EXACTLY WHAT ACTIONS OR MEASURES THE PROPOSAL REQUIRES.

ANALYSIS

I. The Proposal Is Impermissibly Vague, Indefinite And Misleading under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or the supporting statement violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In particular, companies, faced with proposals like the instant one, have successfully argued that proposals may be excluded in *their entirety* if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See U.S. Securities and Exchange Commission, Division of Corporation Finance, Staff Legal Bulletin Number 14B, Shareholder Proposals (September 15, 2004) (SLB 14B), where the Division clarified its interpretative position with regard to the continued application of Rule 14a-8(i)(3) to stockholder proposals which are hopelessly vague and indefinite. The Staff also affirmed in SLB 14B that a proposal may be excluded under Rule 14a-8(i)(3) when a factual statement in the proposal or supporting statement is materially false or misleading. See *General Motors Corporation* (March 26, 2009)(excluding proposal requiring the elimination of "all incentives for the CEOS and the Board of Directors"); Wyeth (March 19, 2009)(excluding proposal to adopt a bylaw calling for an independent lead director where the "standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation");

International Business Machines Corporation (January 26, 2009) and *General Electric Co.* (January 26, 2009)(proposals purporting to allow shareholders to call a special meeting excluded when they were subject to multiple interpretations). The instant Proposal is precisely such a proposal, and should similarly be subject to exclusion under Rules 14a-8(i)(3) and 14a-9.

The instant Proposal seeks to have the Board adopt a policy requiring a proposal to be included in the Company's proxy materials for each annual meeting, which is to be "***submitted by and supported by Company Management***," seeking an advisory vote of shareholders to ratify and approve the ***board Compensation's Committee Report*** and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. (emphasis added).

At the outset, it is important to point out that the Staff has concurred in the exclusion of two virtually identical proposals last year under Rule 14a-8(i)(3) as materially false and misleading under Rule 14a-9. *See Jefferies Group, Inc.* (February 11, 2008, reconsideration denied Februrary 25, 2008) (concurring in the exclusion of a proposal, with text of the proposal identical to the instant Proposal as materially false and misleading); *The Ryland Group, Inc.* (February 7, 2008) (to same effect). In the instant case, and for the reasons set forth below, the language and intent of the Proposal and the Supporting Statement are so inherently vague and indefinite that neither IBM stockholders, in voting on the Proposal, nor the Board in implementing the Proposal if adopted, would be able to determine with any reasonable certainty the actions required by the Proposal. Thus, the Proposal is so vague and indefinite as to be misleading and is subject to outright exclusion under Rule 14a-8(i)(3).

A. The Proposal Is Subject to Exclusion Because It Is Unclear What the Advisory Vote Should Address.

Even before the rulings in *Jefferies Group, Inc. and The Ryland Group, Inc., supra*, the Staff has concurred in requests to exclude similar stockholder proposals seeking advisory votes on Compensation Committee Reports in proxy statements, where such proposals were vague or misleading as to the objective or effect of the proposed advisory vote. *Energy East Corp.* (February 12, 2007); *WellPoint Inc.* (Februrary 12, 2007); *Burlington Northern Sante Fe Corp.* (January 31, 2007); *Johnson & Johnson* (January 31, 2007); *Allegheny Energy, Inc.* (January 30, 2007); *The Bear Stearns Companies Inc.* (January 30, 2007); *PG&E Corp.* (January 30, 2007) (each concurring to the exclusion of proposals seeking an advisory vote on the Compensation Committee **report** as materially false or misleading).

Earlier, in *Sara Lee Corp.* (September 11, 2006), a stockholder had also urged the board to adopt a policy that the stockholders be given the opportunity to vote on an advisory resolution to be proposed by management to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement. There, the Staff explained that going forward, proposals of this nature *would* be materially false or misleading under Rule 14a-8(i)(3). In arriving at this position, the Staff wrote:

> "[W]e note that the Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's 'policies applicable to the registrant's executive officers' (as required

> previously under Item 402(k)(1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis."[1]

In contrast, where an advisory vote was sought that was specifically aimed at the compensation of **named executive officers** as disclosed in the company's Summary Compensation Table and the narrative accompanying such tables, Rule 14a-8(i)(3) has not been available to exclude such proposals. *See* *Zions Bancorporation* (February 26, 2009); *Allegheny Energy, Inc.* (February 5, 2008); *Burlington Northern Sante Fe Corp.* (January 22, 2008); *Jones Apparel Group, Inc.* (March 28, 2007); *Affiliated Computer Services* (March 27, 2007), *Blockbuster, Inc.* (March 12, 2007); *Northrop Grumman Corp.* (February 14, 2007); *Clear Channel Communications* (February 7, 2007) (in each case, the Staff was unable to concur in exclusion under Rule 14a-8(i)(3) of a proposal that sought an advisory vote on the compensation disclosed in the proxy statement's Summary Compensation Table for the named executive officers ("NEOs"). Indeed, the stockholder proposal filed in 2008 with IBM by the same Proponent was the same type of proposal as those cited above. Last year's proposal at IBM sought an advisory resolution:

> **"to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis)."**

http://www.sec.gov/Archives/edgar/data/51143/000110465909015447/a09-1945_1def14a.htm

Based on existing Staff precedent, IBM did not challenge last year's submission at the SEC. However, to be clear, this year's Proposal is entirely different, is defective, and is therefore subject to exclusion under Rule 14a-8(i)(3) and Rule 14a-9.

---

[1] In the case of Sara Lee, since the disclosure requirements for the Compensation Committee Report were revised by the SEC after the deadline for submitting stockholder proposals to Sara Lee had passed, in the no-action letter, the staff noted that such proponent could revise that proposal to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the *Compensation Discussion and Analysis*. However, the staff did not provide similar relief to other stockholder proponents submitting similar proposals to companies after the adoption of these revised disclosure requirements, and the staff routinely granted requests for no-action relief under Rule 14a-8(i)(3) when the focus of such proposals remained on the Compensation Committee Report rather than the CD&A. See, e.g., *Energy East Corp.* (February 12, 2007); *WellPoint Inc.* (February 12, 2007); *Burlington Northern Sante Fe Corp.* (January 31, 2007); *Johnson & Johnson* (January 31, 2007); *Allegheny Energy, Inc.* (January 30, 2007); *The Bear Stearns Companies Inc.* (January 30, 2007); *PG&E Corp.* (January 30, 2007).

Instead, as with the stockholder proposals in *The Jefferies Group* and *The Ryland Group*, the instant Proposal seeks for the Company to provide for a stockholder advisory vote to ratify and approve both the Board's Compensation Committee Report *and* the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. As in *The Jefferies Group* and *The Ryland Group*, the instant Proposal and Supporting Statement make clear that the Proposal seeks a single combined advisory vote, but the Proposal and Supporting Statement are vague and have misleading statements as to the intended operation and effect of the proposed vote.

In the first place, the Proposal and Supporting Statement are vague and misleading as to the effect or objective of implementing an advisory vote on the Compensation Committee Report. Under the Commission's disclosure rules, the Compensation Committee Report is not a substantive executive compensation disclosure but instead is a corporate governance disclosure, which is specifically required under Item 407(e) of Regulation S-K. Under Item 407(e)(5) of Regulation S-K, the Compensation Committee Report must state whether the compensation committee reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) with management; and, based on the review and discussions, whether the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and proxy statement.

However, the Third paragraph of the Supporting Statement states that "An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation." The same paragraph goes on to note that such a vote "would provide our board and management useful information about shareholder views on the company's senior executive compensation...." Similarly, the Seventh paragraph of the Supporting Statement suggests that current rules and listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior compensation and that "in the United Kingdom, public companies allow shareholders to cast a vote on the **'directors' remuneration report,'** which discloses executive compensation." The same paragraph goes on to assert that "[s]uch a vote isn't binding but gives shareholders a clear voice that could help shape senior executive compensation." Read together, these sentences suggest that providing an advisory vote here to ratify and approve the Board Compensation Committee Report would constitute a vote on a report that discloses compensation and could "help shape senior executive compensation." Not only is this confusing, we believe this to be materially false and misleading.

In addressing the identical proposal in *The Ryland Group*, *supra*, the registrant wrote:

> **"As shareholders would be voting on the limited content of the Compensation Committee Report, which relates to the occurrence or non-occurrence of factual actions by the compensation committee relating to the members' physical review, discussions and recommendations regarding the CD&A disclosure, the Proposal does not make sense."**

We agree with such analysis, as well as the Staff's concurrence to exclude such proposal as materially false and misleading. Yet, the text of the instant Proposal continues to request precisely what was expressly rejected in both *The Ryland Group* and *The Jefferies Group* under Rule 14a-8(i)(3). Moreover, as earlier noted by the Staff in *Sara Lee*, *supra*, a

proposal's intent to allow shareholders to express their opinion about senior executive compensation practices would be materially misleading when applied to the limited content of the Compensation Committee Report. Absent any clear discussion in the Proposal or the Supporting Statement as to the effect of an advisory vote on the Board Compensation Committee Report, we believe the instant submission misleadingly indicates that such a vote would convey meaningful information regarding the Company's executive compensation.

The Supporting Statement also makes conflicting statements as to the intended objective or effect of the Proposal's combined vote "to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." For example, Paragraph Three of the Supporting Statement asserts that "An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation." The Proponent goes on in such paragraph to note that "this vote would provide our board and management useful information about shareholder views on the company's senior executive compensation especially when tied to an innovative investor communication program." However, other language in the Supporting Statement creates confusion by suggesting that the goal and effect of the Proposal is to provide IBM stockholders with an opportunity to vote on whether the Company's executive compensation policies and procedures have been adequately explained in the Compensation Discussion and Analysis. For example, the Ninth paragraph of the Supporting Statement – noting the Proponent's belief that "a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool" – can be read to suggest that the vote in question is intended to address how clearly or effectively a company communicates about its executive compensation programs to stockholders. In our view, the Proposal and Supporting Statement are vague and indefinite on what exactly is to be voted on, and is equally unclear on how those objectives can be achieved through a vote on both the Compensation Committee Report and the policies and practices set forth in the Compensation Discussion and Analysis.

Finally, the Supporting Statement does not adequately distinguish between a variety of different stockholder proposals filed at other companies that sought advisory votes on compensation paid to executives – Paragraph One of the Supporting Statement notes that "close to 100 "Say on Pay" resolutions were filed in 2009 – as compared to other *company sponsored* advisory resolutions on executive compensation (see Paragraph Four of the Supporting Statement) and as further compared to still other resolutions which were mandated by Federal TARP legislation, which legislation was inapplicable to IBM. All of this adds to the already existing mélange of confusion and ambiguity over what is actually being proposed in the instant case, and how this Proposal would actually operate at IBM.

In sum, just as in the proposals in *The Jefferies Group* and *The Ryland Group*, this Proposal is materially misleading because, following the Commission's adoption of the current compensation disclosure rules, the IBM Compensation Committee Report does not contain the information that the Proposal would indicate that our stockholders should be voting on – the Company's executive compensation policies. Further, given the vague

and conflicting statements in the Proposal and the Supporting Statement as to the operation and effect of the combined advisory vote that is sought by the instant Proposal, it is simply not possible for IBM stockholders in voting on the Proposal or for the Board, if it were to seek to implement the Proposal, to determine exactly what is called for under the Proposal. As in the earlier letters in *The Jefferies Group* and *The Ryland Group*, the language of this Proposal and Supporting Statement create a fundamental uncertainty as to whether the advisory vote would relate in some way to the actions by the Board that are described in the Compensation Committee Report, the clarity or effectiveness of the Company's compensation disclosures or the substance of the Company's executive compensation policies and practices. Since neither IBM stockholders voting on the Proposal, nor the Board, in implementing the Proposal if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, or what the resulting Company stockholder vote would mean, we conclude that the Proposal is so inherently vague that it is materially misleading and excludable under Rule 14a-8(i)(3).

B. The Proposal Is Also Subject to outright Exclusion Because It Is Unclear About the Actions/Roles to be taken by Company Management and The Board Of Directors

As earlier noted in *The Jefferies Group, supra*, the instant Proposal also recommends that "**the board of directors**" adopt a policy requiring that the proxy statement for each annual meeting contain a proposal **submitted by and supported by Company Management** on an advisory vote to ratify and approve both the Board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's CD&A.

IBM is a New York Corporation, and under Section 701 of the New York Business Corporation Law ("BCL"), the **directors** are vested with the power and authority to manage the business of the corporation. Section 701 provides, in relevant part, that: "Subject to any provision of the certificate of incorporation ... the business of a corporation shall be managed under the direction of its board of directors ...." Further, consistent with Section 701 of the BCL, Article 3, Section 1 of IBM's by-laws provides that:

> **The business and affairs of the corporation shall be managed by the Board. The Board may exercise all such authority and powers of the corporation and do all such lawful acts and things as are not by law, the Certificate of Incorporation or these Bylaws, directed or required to be exercised or done by the stockholders.**

(http://www.ibm.com/investor/governance/by-laws.wss)

Moreover, under Rule 14a-4(a) of the Commission's proxy rules, it is the IBM Board of Directors, not the Company's management, that is responsible for soliciting authority to vote the shares of the Company at the annual meeting, and it is the Board, not the Company's management, that determines the matters to be submitted to IBM stockholders at our annual meeting.

The Proposal's requirement that all future advisory votes be **"submitted by and**

supported by Company Management" conflicts with the authority of the **Board** under New York law and the proxy rules to control what is submitted to stockholders for a vote, as well as to make a recommendation as to how IBM stockholders should vote on such matters. Given the conflict in the roles of the Board of Directors and Company Management set forth in the Proposal, there is a fundamental lack of certainty as to how the Proposal would be implemented. Just as in *The Jefferies Group*, neither IBM stockholders reviewing this Proposal nor the Company's Board would be able to determine with any reasonable certainty what actions are sought by the Proposal, since the authority to submit and support the Proposal in the proxy statement rests with the IBM Board of Directors, not with the Company's Management, as required under the plain language of the instant Proposal. In this respect, the vague and misleading nature of the Proposal is similar to the situation addressed in paragraph (c) of the Note to Rule 14a-9, which identifies as an example of situations that may be misleading under such Rule, the "[f]ailure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter."

As noted by the registrant in *The Jefferies Group*, which received a proposal essentially identical to the instant one, "fundamentally inconsistent interpretations can be made of this Proposal."[2] Just as in *The Jefferies Group*, the instant Proposal is subject to multiple interpretations, including:

- a shareholder may decide to vote for or against the Proposal based on his or her view that it will be "**Company Management**" that will submit and support the future advisory vote resolutions—with this view based on a reading of the plain language of the Proposal, which calls for "Company Management" submission and support of these advisory vote proposals; or

- a shareholder may decide to vote for or against the Proposal based on his or her view that it will be the Company's **Board** that will submit and support the future advisory vote resolutions—with this view based on New York law requirements, the language in our proxy materials consistent with New York law as well as Rule 14a-4, including with respect to the Proposal, that it is the Board submitting matters for stockholder consideration, as well as making recommendations as to whether those matters should be supported by stockholders.

The Staff has frequently concurred that proposals that are susceptible to multiple interpretations can be excluded as vague and indefinite because the company and its

---

[2]In this regard, the registrant in Jefferies cited for support a no-action letter in Bank Mutual Corporation (January 11, 2005), where the Staff expressed its view concurring that a proposal seeking that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" could be omitted in reliance on rule 14a-8(i)(3). In its request for relief, Bank Mutual noted that it was unclear whether the Proponent intended to submit a proposal that required all directors retire after attaining the age of 72, or merely that a retirement age be set upon a director attaining age 72. In other words, while the intent of the proposal could probably be understood as requiring each director to retire upon reaching 72 years of age, the plain language of the proposal could also be understood as requiring a retirement age be set upon a director reaching age 72. These two interpretations are substantively different, as one would set the retirement age at 72 years and the other would set the date when each director's retirement age would be established.

shareholders might interpret the proposal differently, such that any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal. *Fuqua Industries, Inc.* (March 12, 1991). More recently, in *IBM* (January 26, 2009) and *General Electric Co.* (January 26, 2009; *reconsideration denied* April 2, 2009), a proposal requested that the Board take the steps necessary to amend the By-Laws and each appropriate governing document to give the holders of 10% of the Company's outstanding stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. That proposal further provided that such "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." Because that proposal was susceptible to at least two interpretations, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also IBM* (February 2, 2005) (concurring with the exclusion of a proposal regarding officer and director compensation as vague and indefinite because the identity of the affected officers and directors was susceptible to multiple interpretations).

In short, the Proposal, as submitted, is subject to multiple inconsistent interpretations. Moreover, if IBM -- as the entity most familiar with the instant situation after having studied the Proposal -- finds the Proposal hopelessly vague and indefinite, we respectfully suggest that IBM stockholders at large, faced only with the stark, inconsistent and confusing language of the Proposal, would also be hopelessly confused if they ever had to interpret, vote upon, and/or suggest the proper implementation of such submission. As a result, the entire Proposal should properly be excluded under Rules 14a-8((i)(3) and 14a-9.

In this connection, the U.S. District Court, in the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992)("NYCERS"), stated:

> [T]he Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

The very same problem associated with the NYCERS proposal exists with the instant submission. Consistent with Staff precedent, IBM stockholders cannot be expected to make an informed decision on the merits of the instant Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B.

Here, the operative language of the Proposal is subject to alternative interpretations. Moreover, neither the Company's stockholders nor its Board would be able to determine with any certainty what actions the Company would be required to take in order to properly implement the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and excludable in its entirety under Rules 14a-8(i)(3) and 14a-9.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False Or Misleading.

The Proposal recommends the Board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal submitted by and supported by Company Management seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. As noted in Section I.B., *supra*, the Company is properly governed by its Board of Directors, and it is inconsistent with New York State law for IBM stockholders to attempt to control, through a stockholder proposal, what the Board or the Company's Management will collectively and/or individually "support." See Section 701 of the BCL and Article 3, Section 1 of IBM's by-laws, *supra*.

As the Company's Board of Directors wrote on page 78 of our 2009 proxy statement in response to the prior stockholder proposal seeking an advisory vote policy on executive compensation, "the Board of Directors believes that adopting the proposed advisory vote policy on executive compensation is not warranted." This remains true in connection with the instant submission, which is vague and ambiguous as to what our stockholders are being asked to vote upon, and what action the Board is being asked to consider.

The Company understands that Congress is considering legislation on having an advisory vote on executive compensation for all U.S. public companies, and the Company would of course comply with any legal obligation to provide an advisory vote. Nevertheless, for the reasons addressed in this letter, if the instant Proposal were to be included in the Company's proxy materials, the Board would recommend a vote ***against*** the Proposal, and would include a statement explaining the basis for that recommendation to our stockholders. Although the proxy statement would not include the views of "Company Management" regarding the Proposal as required by the Proposal, IBM Company Management is of the same view as the Board with regard to the advisability of an annual advisory vote.

As was cogently argued by the registrant in *The Jefferies Group*, *supra*, the inclusion of the Proposal in the Company's annual proxy statement would require the Company to include the language ***"submitted by and supported by Company Management,"*** which appears to be a fundamental element of the purpose and intent of the Proposal. The registrant in *The Jefferies Group* noted:

> The required inclusion of the Proposal in the Company's proxy materials would require the inclusion of the language in the Proposal that future advisory vote resolutions would be "support[ed]." The Proponent differentiates the Proposal itself from prior advisory vote proposals through its inclusion of this "support" language. Clearly, therefore, the element of "support" is fundamental to the Proposal's purpose and intent.
>
> While it is fundamentally unclear as to whether this support would be from the Board or "management," it is the view of both the Board and management that such an advisory vote resolution would not and should not be "support[ed]." Since the Proposal's requirement that the advisory vote resolution be "supported by management" is material to the purpose and intent of the Proposal,

> shareholders would be voting on the Proposal based on the language in the Proposal that those future advisory vote resolutions would be "supported by management."
>
> **As neither the Board nor management believes it would be appropriate to "support" either the Proposal or an advisory vote resolution, the inclusion of the Proposal in the Company's proxy materials would require the inclusion in those materials of information that is materially false and misleading.** Therefore, the Company believes that the required inclusion of the Proposal in its proxy materials would require it to include information in its proxy materials that is materially false and misleading and, as such, the Proposal may be omitted in reliance on rule 14a-8(i)(3). (emphasis added)

The staff concurred that the proposal in *The Jefferies Group* could be excluded under Rule 14a-8(i)(3). The same result should apply here to the instant Proposal. The Proposal is unclear, as discussed above, as to whether support should come from the Board or from Company's management, but it is the view of both our Board and Management that the instant Proposal should not be supported. Thus, inclusion of the instant Proposal in our proxy materials would also require inclusion of language that is materially false and misleading, and as such, the Proposal is properly excludable under Rule 14a-8(i)(3). See also *The Ryland Group, Inc.* (February 7, 2008)(reaching the same result).

CONCLUSION

In sum, the Proposal is subject to outright exclusion under both Rule 14a-8(i)(3) and Rule 14a-9 for the reasons discussed above. We are sending the Proponent and co-filers a copy of this letter, advising of our intent to exclude the Proposal from our proxy materials. The Proponent is respectfully requested to copy the undersigned on any response that may be made to the Staff. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

cc: Boston Common Asset Management LLC and co-filers (see attachment)

EXHIBIT C



BOSTON COMMON
ASSET MANAGEMENT, LLC

December 21, 2009

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *International Business Machines (IBM)*
Shareowner Proposal of Boston Common Asset Management, LLC and co-filers
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

I am responding to a No Action Request submitted November 25th by Stuart S. Moskowitz, Senior Counsel in the IBM Corporate Law Department. Mr. Moskowitz's letter relates to a shareholder resolution by Boston Common Asset Management, LLC and 18 co-filers seeking an Advisory Vote on executive pay. I am responding on behalf of Boston Common Asset Management, LLC and co-filers of the above mentioned proposal.

INTRODUCTION:

Boston Common Asset Management's resolution is one of scores of such resolutions filed with companies this year seeking an Advisory Vote on executive pay, often described as "Say on Pay".

In last year's proxy season, approximately 100 companies received a resolution with this focus. Shareholders expressed strong support for this governance reform with votes in favor averaging in the 46% range and over 25 companies receiving votes over 50% in favor. To date, over 30 companies have agreed to voluntarily implement Say on Pay and of course TARP companies are required to pose an Advisory Vote in their proxy for investors to vote on. This last year we believe over 300 TARP companies implemented such votes.

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.com

In 2009 IBM had a shareholder proposal requesting an Advisory Vote that received 44.6% vote in favor, a remarkably strong indication of investor support for this new policy despite the fact IBM is not a company widely criticized for its pay philosophy, practices or disclosures. In 2008 the vote was 43.3%.

While the Resolved clause is framed differently than last year's resolution, it carries on in the same tradition seeking this reform.

Mr. Moskowitz's letter acknowledges the drastically changed context of the Advisory Vote discussion in 2009 when it states on page 10 "The Company understands that Congress is considering legislation on having an advisory vote on executive compensation for all U.S. companies, and the Company would of course comply with any legal obligation to provide an advisory vote."

Indeed, many companies and investors expect the Advisory Vote will be legislated and become a reality for companies with annual votes, similar to the election of Directors or ratification of the Auditors.

In reality, there is a very different climate regarding the Advisory Vote today compared to even three years ago.

For example, the

- President of the United States and Treasury Secretary have both endorsed the Advisory Vote.

- The Chair of the Securities and Exchange Commission Ms. Mary Schapiro, has stated her support for an Advisory Vote as have two other Commissioners. Ms. Schapiro stated in May 2009 in an interview with Personal Finance that "shareholders across America are concerned with large corporate bonuses in situations in which they, as the company's owners, have seen declining performance. Many shareholders have asked Congress for the right to voice their concerns about compensation through an advisory "say on pay." Congress provided this right to shareholders in companies that received TARP funds, and I believe shareholders of all companies in the U.S. markets deserve the same right."

- The House of Representatives passed a bill in the last session of Congress, including the annual Advisory Vote. This is also included in current bills before the U.S. Senate and House of Representatives.

- Numerous investors, including institutional investors with trillions of dollars of assets under management, have spoken in support of the Advisory Vote and voted proxies in favor of resolutions urging Say on Pay.

In fact, shareholders at PepsiCo, Johnson & Johnson and XTO Energy voted on this identical resolved clause with a 49.4% vote in favor at PepsiCo, 46.3% at Johnson & Johnson and 51.5% at XTO Energy.

- In Canada, the Canadian Coalition for Good Governance has worked with a number of leading Canadian banks which decided to adopt Say on Pay and have provided model resolution language for banks to use in their proxy statements for management or Board sponsored resolutions.

- The general concept of the Advisory Vote seems well understood even when Boards or management prefer not to implement this reform. In fact, numerous companies, which have adopted Say on Pay, have begun an expanded investor communication programs to seek feedback from their shareowners on various aspects of their pay philosophy practice and transparency.

- The Treasury Department clearly believes that the Advisory Vote is a necessary tool for accountability on compensation since they required all companies under TARP to include such a vote in the last proxy season. The experience from such votes are useful since in the vast number of cases the vote was an un-dramatic, routine discipline with overwhelming votes supporting the Board sponsored proposal.

  However, in a minority of cases, investors used the vote to register strong concerns about the compensation package sometimes voting against selected Directors as well.

In short, Boston Common Asset Management believes, as other proponents do, that the Advisory Vote is an idea whose time has come and is a necessary and timely reform. It allows investors to apply reasonable checks and balances on executive compensation through an Advisory Vote which, combined with investor communication programs, will help a Board and management receive meaningful feedback from their owners.

While we understand the position of companies like IBM which oppose the concept of the Advisory Vote and seek to have their proxy statements as free as possible of shareholder resolutions, this is a last ditch attempt to hold back the inevitable by refusing to let IBM owners vote on a shareholder resolution seeking this change.

We believe Mr. Moskowitz's letter to the Securities and Exchange Commission fails to sustain the burden of proof required to demonstrate why the Proposal may be excluded and therefore we respectfully request that the Securities and Exchange Commission decline to issue a No Action decision.

ANALYSIS:

Mr. Moskowitz argues several points he believes represent a basis for exclusion.

1. **Proposal is vague, indefinite and misleading –**

   This is the major augment presented in the IBM letter which draws heavily on the letters sent last year by Ryland, Jefferies, etc.

   We would argue in response

- There is a new context for the advisory vote discussion.

- That a number of companies have taken the language in the resolution to IBM, adapted it as their own, and presented it for a vote by their investors as a Board sponsored resolution.

- That companies that had votes on the shareholder proposal with the IBM proposal language i.e. XTO Energy, Johnson & Johnson and PepsiCo, had strong shareholder votes in the 46% - 51% range indicating shareowners knew what they were voting on and were not confused by this language.

- We agree with the points TIAA-CREF made in their Ryland letters to the Securities and Exchange Commission last year that the intent of this resolution is clear and that it attempts to provide flexibility for the Board and management as they craft a Board sponsored proposal for shareholder vote.

- That the Securities and Exchange Commission's XTO Energy decision on this resolution demonstrates different responses last season from the staff and does not set a definite precedent on this issue.

- And finally, with the considerably changed context before us, that the staff should review the resolution before IBM with fresh eyes.

The first argument requests exclusion under 14a-8(i)(3) because the proposal is vague, indefinite and misleading.

It is important to state at the outset that Mr. Moskowitz and IBM staff and Board are well informed about the ongoing debate on the Advisory Vote. In fact, IBM had a vote on this issue in both 2007 and 2008.

IBM has watched the steps other companies took when they decided to implement the vote, and have talked to proponents thus gaining wide-ranging insights into the overall rationale for Say on Pay and what proponents seek. Thus their arguments that the resolution is vague and something they purport not to understand is disingenuous.

We believe IBM has a high level of knowledge of the goals and specific objectives of Say on Pay.

Importantly, companies who talk to proponents know that the goal of the resolution is not to prescribe a specific formula or actual language for the resolution a Board and management would put in the proxy. In fact, if IBM were to agree that the company would present an Advisory Vote in the proxy, proponents would be pleased to let them draft the language without prescribing the exact text, as demonstrated by Advisory Vote implementation at Aflac and other companies. Thus IBM's confusion would be quickly eliminated since they could craft the text of their resolution.

Mr. Moskowitz's letter argues the resolution and supporting statement are vague, that the proposal is therefore misleading and that neither the stockholders at large nor the company implementing the proposal would be able to determine with any reasonable certainty what the proposal would entail.

IBM seeks to create confusion where none exists. In fact, investors who voted on this exact resolution text at PepsiCo, XTO Energy and Johnson and Johnson last year seemed quite clear what they were voting for and provided high votes in the 44% to 51% range, similar to the level of votes the other version of the resolution text received.

There was no widespread confusion, debate in the press, nor criticism of this resolution language by investors or Proxy Advisory firms.

Investors who voted on two slightly different versions of the Advisory Vote shareholder resolution (the TIAA-CREF version which is this year's text before IBM) and the more widely used version (which was the text IBM had in their proxy for the last two years), were seen by investors to be variations on the same theme and were both supported by strong votes.

We strongly disagree that the proposal is vague and indefinite and thus misleading. This argument is especially fallacious in light of the very different context in 2009 (as described in the introduction of this letter) compared to 2006 and 2007 when the Say on Pay issue was in a more nascent stage. There is

more sophisticated knowledge today by both companies and investors regarding the details of implementing Say on Pay. There have been literally hundreds of articles and analysis as well as implementation of the Advisory Vote by over 350 companies (including TARP companies). This experience in the business community would guide IBM if they were to implement an Advisory Vote.

In addition, various companies that are actually implementing advisory vote have utilized different language in their proxies as the company provides shareowners an opportunity to cast a vote on executive pay.

For example, H & R Block and Zales (where former Securities and Exchange Commission Chair Richard Breeden is a non-executive Chair of the Board at H &R Block and a member of the Zales Board) have recommended votes for company sponsored resolutions following the TIAA-CREF recommended language which is before IBM this year. Obviously, their Boards and management felt this language was not vague or misleading nor would it result in any form of sanctions against them.

In 2009 Intel Corporation responded positively to a shareholder resolution and submitted an advisory vote resolution from the Board. The Intel 2009 proxy states "*The Board of Directors asks you to consider the following statement: "Do you approve of the Compensation Committee's compensation philosophy, policies and procedures as described in the "Compensation Discussion and Analysis" section of this proxy statement?"*

The Board of Directors recommends that you vote in favor of the Compensation Committee's compensation philosophy, policies and procedures as described in "Compensation Discussion and Analysis" by voting "FOR" this proposal."

As we can see, the Board's resolution appearing in the Intel proxy asks for a vote in favor of the Compensation Committee's philosophy, policies and procedures as described in the Compensation Discussion and Analysis, which is very similar to the shareholder resolution presented to IBM.

The list goes on. Aflac, the first company to adopt Say on Pay voluntarily, frames their resolution as follows in their 2008 proxy.

"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

Again, Aflac seems comfortable in asking for a vote on policies and practices described in the Compensation Discussion and Analysis along with information in the proxy statement.

Further, RiskMetrics, now a public company, provides a non-binding advisory vote on three different aspects of RiskMetrics' executive pay. One section of the vote states

A. *"RESOLVED that the shareholders approve the Company's overall executive compensation philosophy, policies and procedures, as described in the Compensation Discussion and Analysis (Sections I and II) in this Proxy Statement."* And in a second vote, RiskMetrics asks for a vote on

B. *"RESOLVED that the shareholders approve the application of the Company's compensation philosophy, policies and procedures to evaluate the 2008 performance of, and award compensation based on, certain key objectives, as described in the Compensation Discussion and Analysis (Section V) in this Proxy Statement."*

So we have companies that have presented their own Board backed resolutions for a vote similar to the language of the IBM resolution.

And we have a number of companies, PepsiCo, Johnson & Johnson and XTO Energy, that presented this language in a shareholder resolution for a vote by investors.

In short, we believe the experience of both investors and companies over the last year make the request in this resolution clear and direct rather than vague and misleading.

No Action Letter Precedent -

In his analysis on page 3, Mr. Moskowitz mentions several Securities and Exchange Commission precedents which he believes supports the case for a No Action letter e.g. The Ryland Group letter February 7, 2008. The letter continues to list 2006 and 2007 No Action letters which supposedly would also close the door on the IBM resolution. However, Securities and Exchange Commission staff were *unable* to concur in the request for a No Action Letter with regard to XTO Energy (February 13, 2000).

Moreover, reference to the Sara Lee letter ignores the point made in TIAA-CREF's letter by Hye-Won Choi, Head of Corporate Governance, dated January 9, 2008. Her letter comments on the Sara Lee issue when it states *"the staff concurred that Rule 14a-8(i)(3) could be used as a basis to exclude a proposal that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the Report of the Compensation and Employee Benefits Committee (the "Sara Lee Proposal"). However, because the content of the Compensation Committee Report was revised by the new executive compensation rules following the deadline for submitting proposals, the Staff*

permitted the proponent to revise the proposal to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding NEO compensation that is included in the Compensation Discussion and Analysis report. The Staff went on to say that such a revised proposal may not be excluded under Rule 14a-8(i)(3). Thus, the Proposal, which, like the revised Sara Lee Proposal, makes clear that the advisory vote would relate to the company's executive compensation policies and practices set forth in the Compensation Discussion and Analysis, may not be excluded under Rule 14a-8(i)(3)."

Equally important are additional points made in TIAA-CREF's letter dated January 9, 2009 to the Securities and Exchange Commission which explains in detail that the goal of this resolution and TIAA-CREF was not to dictate the specific language the Board sponsored advisory vote, but to give management and the Board the freedom and flexibility to craft their own language.

This 2009 resolution to IBM based on the TIAA-CREF resolution text is formed with the same goals in mind.

"The Proposal requests that Ryland's Board of Directors (the "Board") adopt a policy by which the Company would be required to submit a non-binding proposal each year seeking an advisory vote of shareholders to ratify and approve the Compensation Discussion and Analysis Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis ("CD&A"). The intent of the Proposal is to provide Ryland's management and Board with the maximum amount of flexibility. The Proposal gives Ryland's management and Board, who are responsible for the design, implementation and disclosure of the Company's compensation policies and practices, the ability to develop and submit the Proposal in any manner that they believe is appropriate. Thus, the intent is to put the advisory vote mechanism into the hands of Ryland's management and Board."

"CREF recognizes the limited content of the Compensation Committee Report and realizes that the detailed discussion of Ryland's compensation policies and practices for its NEOs is set forth in the CD&A. However, CREF believes it is important to obtain a shareholder advisory vote on the Compensation Committee Report as well as the CD&A in an effort to take a holistic approach to the compensation decision making process. The purpose of the Proposal is to hold Ryland's Board as well as its management accountable for the role of each in connection with the Company's executive compensation decisions and related disclosure.

Under the new executive compensation rules, management is responsible for the content of the CD&A and the Board's Compensation Committee is responsible for reviewing the compensation disclosure included in the CD& and approving its inclusion in the proxy statement. In order to hold the Board accountable for its

decision to approve the inclusion of the CD&A in the proxy statement, the advisory vote must permit shareholders to vote on the Compensation Committee Report as well as the CD&A. Thus, to permit an advisory vote on the CD&A without also permitting a vote on the Compensation Committee Report would be insufficient."

2. Unclear who should act

Mr. Moskowitz's letter on page 7 argues the resolution is unclear regarding who should act – Management or the Board. However, the resolution clearly states "the shareholders of IBM recommend that the board of directors adopt a policy" – thus requesting that the Board take action to adopt a policy, putting the Board in complete control of the decision and direction of the policy requested.

The resolution then goes on to explain that the policy would have the proxy statement include an Advisory Vote proposal submitted and supported by company Management – in other words, this would be the company's proposal just like the election of Directors and ratification of Auditors are proposals coming from the company not investors. That is the simple goal of the proposal.

Clearly the Board is in charge of the process and their authority is undiminished when they decide if there is to be an Advisory Vote. We believe investors will not interpret this resolution as stripping the Board of its authority.

Mr. Moskowitz goes on at length in his letter arguing that the term "submitted by and supported by company management" would greatly confuse investors.

Again, experience proves otherwise. The identical resolution voted upon last year at XTO Energy, Johnson & Johnson or PepsiCo did not seem to confuse proxy voters or muddle their decision making. No mention was made of this controversy or confusion proposed by Mr. Moskowitz.

Investors knew full well the resolution was asking the Board to develop a policy that would have the company implement an annual Advisory Vote included in the proxy with the resolution presented by the company in contrast to the resolutions submitted investors.

To provide a No Action Letter based on Mr. Moskowitz's concocted view of what would confuse investors would be an error.

However, if the Securities and Exchange Commission were to agree with Mr. Moskowitz's argument, we would be pleased to drop the word "management" so the proposal would read "submitted by and supported by the Company" or alternatively add the word "Board" after the word "Company" so it would read "submitted by and supported by the company's Board."

CONCLUSION:

We believe that Mr. Moskowitz and IBM have not acknowledged the changing context of the Say on Pay discussion and further they have not established a convincing burden of proof that would allow the Securities and Exchange Commission to provide the No Action Letter requested.

We request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



Dawn Wolfe
Associate Director of ESG Research
Boston Common Asset Management

Cc: Co-filers of the resolution
Stuart Moskowitz, Senior Counsel, IBM